ZEISS CARL ZEISS MEDITEC

RECEIVED

2007 DEC 18 A 10:32

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Corporate Functions
Your contact: Jens Brajer [redacted]

Our ref.: JB/Mtr
Date: 2007-12-06

File No. 82-34817

07028699

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Ad hoc press release	2007-12-03

Best regards,

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

dlw 12/19

CARL ZEISS MEDITEC

Ad hoc disclosure pursuant to Section 15 WpHG (German Securities Trading Act)

- Dividend payment -

Carl Zeiss Meditec AG proposes increased dividend for financial year 2006/2007

(Jena, 3 December 2007) Carl Zeiss Meditec AG (ISIN: DE0005313704) plans to distribute an increased dividend for financial year 2006/2007. At today's Supervisory Board meeting to adopt the financial statements for financial year 2006/2007 the Company's Supervisory Board approved the Management Board's proposal for the utilisation of profits. This decision was made around 4 p.m. The proposal stipulates the payment of a regular dividend of € 0.16 (previous year: € 0.14) per no-par value share. In addition to this, a one-off special dividend of € 0.27 per no-par value share is planned to be paid. Therefore, the proposed dividend totals at € 0.43 per no-par value share. A vote has to be taken on this proposal at the Annual General Meeting for financial year 2006/2007.

Contact

Carl Zeiss Meditec AG, Jens Brajer/Director Corporate Functions, Göschwitzer Str. 51-52, 07745 Jena, Germany. Phone: +49-3641-220-105, Fax: +49-3641-220-117, E-mail: investors@meditec.zeiss.com

END